                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            Ohio Casualty Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    677240103
                                 (CUSIP Number)

                               September 30, 1999
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13G
CUSIP No. 677240103
________________________________________________________________________________
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         First Financial Bancorp.
         I.R.S. ID No. 31-1042001
________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
________________________________________________________________________________
3.       SEC Use Only
________________________________________________________________________________
4.       Citizenship or Place of Organization
         Ohio
________________________________________________________________________________
                                5.       Sole Voting Power
                                         6,150,535
           Number of Shares     ________________________________________________
          Beneficially Owned    6.       Shared Voting Power
               by Each                   0
              Reporting         ________________________________________________
             Person with:       7.       Sole Dispositive Power
                                         2,581,263
                                ________________________________________________
                                8.       Shared Dispositive Power
                                         2,780,078
                                ________________________________________________
________________________________________________________________________________
9.       Aggregate Amount Beneficially Owned By Each Reporting Person
         6,150,535
________________________________________________________________________________
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
________________________________________________________________________________
11.      Percent of Class Represented by Amount in Row (9)   10.1%
________________________________________________________________________________
12.      Type of Reporting Person
         HC
________________________________________________________________________________

                                  SCHEDULE 13G
CUSIP No. 677240103
________________________________________________________________________________

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)
         First National Bank of Southwestern Ohio
         I.R.S. ID No. 31-0308605
________________________________________________________________________________
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [ ]
________________________________________________________________________________
3.       SEC Use Only
________________________________________________________________________________
4.       Citizenship or Place of Organization
         U.S.A.
________________________________________________________________________________
                                 5.       Sole Voting Power
                                          6,150,535
           Number of Shares      _______________________________________________
          Beneficially Owned     6.       Shared Voting Power
               by Each                    0
              Reporting          _______________________________________________
             Person with:        7.       Sole Dispositive Power
                                          2,581,263
                                 _______________________________________________
                                 8.       Shared Dispositive Power
                                          2,780,078
                                 _______________________________________________
________________________________________________________________________________
9.       Aggregate Amount Beneficially Owned By Each Reporting Person
         6,150,535
________________________________________________________________________________
10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares[ ]
________________________________________________________________________________
11.      Percent of Class Represented by Amount in Row (9)  10.1%
________________________________________________________________________________
12.      Type of Reporting Person
         BK
________________________________________________________________________________

Item 1(a)         Name of Issuer:
                  Ohio Casualty Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  136 North Third Street
                  Hamilton, Ohio 45025

Item 2(a)         Name of Person(s) Filing:
                  First Financial Bancorp.

Item 2(b)         Address of Principal Business Office:
                  300 High Street
                  Hamilton, Ohio 45011

Item 2(c)         Citizenship:
                  Ohio

Item 2(d)         Title of Class of Securities:
                  Common Stock

Item 2(e)         CUSIP Number:
                  677240103

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether filing person(s) is
                  (are):

(a)   [ ]  Broker or dealer registered under Section 15 of the Act.
(b)   [X]  Bank as defined in Section 3(a)(6) of the Act.
(c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act.
(d)   [ ]  Investment company registered under Section 8 of the Investment
           Company Act.
(e)   [ ]  Investment adviser registered under Section 203 of the Investment
           Advisers Act of 1940.
(f)   [ ]  Employee benefit plan, pension fund which is subject to provisions of
           Employee Retirement Income Security Act of 1974 or endowment fund; see Rule 13d-1(b)(1)(ii)(F).
(g)   [X]  Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h)   [ ]  Savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act
(i)   [ ]  a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4     Ownership

(a)   Amount Beneficially Owned: 6,150,535

(b)   Percent of Class: 10.1%

(c)   Number of Shares as to which person has:

      (i)    Sole power to vote or direct the vote: 6,150,535

      (ii)   Shared power to vote or direct the vote: 0

      (iii)  Sole power to dispose or to direct the disposition of: 2,581,263

      (iv)   Shared power to dispose or to direct the disposition of: 2,780,078

Item 5     Ownership of Five Percent or Less of a Class
           N/A

Item 6     Ownership of More than Five Percent on Behalf of Another Person
           The securities covered by this Schedule are held in trust, agency or custodial capacities by First National Bank of Southwestern Ohio. First National Bank of Southwestern Ohio does not know of any person who has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
           First Financial Bancorp is a parent holding company in accordance with Rule 13d-1(b)(ii)(G); First National Bank of Southwestern Ohio, its wholly owned subsidiary, is a Bank, as defined in Section 3(a)(6) of the Act. See Exhibit 1.

Item 8     Identification and Classification of Members of the Group
           N/A

Item 9     Dissolution of Group
           N/A

Item 10    Certification

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date:    October 25, 1999            First Financial Bancorp.



                                     By:  /s/ Stanley N. Pontius
                                          --------------------------------------
                                          Stanley N. Pontius, President and CEO


                                     First National Bank of Southwestern Ohio



                                     By:  /s/ Rick L. Blossom
                                          --------------------------------------
                                           Rick L. Blossom, President and CEO

                                    EXHIBIT 1


Identification of Subsidiary       Item 3 Classification

First Financial Bancorp.           Parent Holding Company in accordance with
                                   Rule 13d-1(b)(ii)(G)

First National Bank of             Bank as defined in Section 3(a)(6) of the Act
Southwestern Ohio

                                    EXHIBIT 2
                     Filing Agreement dated October 25, 1999
               Re: Joint Filing of Schedule 13G and all amendments

The undersigned hereby agree that:

         (i) each of them is individually eligible to use the Schedule 13G attached hereto;

         (ii) the attached Schedule 13G, including any and all amendments thereto, is filed on behalf of each of them; and

         (iii) each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information therein concerning itself; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless it knows or has reason to believe that such information is inaccurate.

Date: October 25, 1999               First Financial Bancorp.


                                     By: /s/ Stanley N. Pontius
                                        ----------------------------------------
                                         Stanley N. Pontius, President and CEO


                                     First National Bank of Southwestern Ohio


                                     By: /s/ Rick L. Blossom
                                        ----------------------------------------
                                         Rick L. Blossom, President and CEO